Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and is not intended to and does not constitute, or form part of, any offer to purchase or subscribe for or an invitation to purchase or subscribe for any securities of the Company, in any jurisdiction, whether in Hong Kong or the United States or elsewhere, nor shall there be any sale, issuance or transfer of securities of the Company in any jurisdiction in contravention of applicable law. The securities have not been and will not be registered in Hong Kong or under the United States Securities Act 1933, and may not be offered or sold in Hong Kong or the United States absent registration or an exemption from registration. Any public offering of securities to be made in Hong Kong or the United States will be made by means of a prospectus that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any of the securities in Hong Kong or the United States.

This announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock code: 9896)

(1) PROPOSED ISSUE OF EQUITY LINKED SECURITIES;

(2) ENTRY INTO CALL SPREAD; AND (3) GRANT OF WAIVER

Placing Banks

INTRODUCTION

The board of directors of the Company is pleased to announce that the Company has entered into the Subscription Agreement and Call Spread in connection with the issuance of Equity Linked Securities with an aggregate principal amount of US$550,000,000 (equivalent to HK$4,276,305,000).

The Equity Linked Securities and the Lower Strike Call will be settled wholly in cash; whereas the Company may only issue Shares under the Upper Strike Warrant. This overall structure will enable the Company to raise funds in a form similar to convertible debt securities, whilst deferring potential dilution to a higher effective exercise price (with an Upper Strike Exercise Price of HK$102.10 per Share), converted at a pre-determined exchange rate for U.S. dollars, which represents a premium of 100% over the closing price of the Share of HK$51.05 per Share quoted on the Hong Kong Stock Exchange on January 6, 2025 (“Reference Price”).

ISSUE OF EQUITY LINKED SECURITIES

The Company proposes to enter into the Subscription Agreement with the Placing Banks for the issuance of Equity Linked Securities, which are convertible debt securities that shall be settled wholly in cash (i.e. upon settlement no Shares or American depositary shares of the Company will be issued). Subject to the terms of the Equity Linked Securities, when issued, the Equity Linked Securities will constitute direct, unconditional, unsubordinated and unsecured obligations of the Company. Key terms of the Subscription Agreement and the Equity Linked Securities are set out below:

Subscription Agreement

Agreement Date:	January 6, 2025

Closing Date:	Expected to be January 14, 2025, or such later date as agreed between the parties to the Subscription Agreement and in any event not later than January 21, 2025, and subject to customary closing conditions.

Parties:	The Company, as the issuer on the one hand, and the Placing Banks, as the initial subscribers of the Equity Linked Securities on the other hand.

Subscription:	Subject to the “Conditions”, the Placing Banks will be the initial subscribers of the Equity Linked Securities with an aggregate principal amount of US$550,000,000. Each Equity Linked Security will be denominated in units of US$200,000.

Conditions:	The subscription is subject to conditions specified in the agreement, including: (a) relevant regulatory filings and approvals (including from the Hong Kong Stock Exchange, Singapore Stock Exchange, CSRC and NDRC) for the Transactions; (b) entry into the Call Spread; (c) the shareholders’ lock up (see “Shareholder Lock-up” below); (d) no material adverse change and compliance with the representations and warranties set out in the agreement; and (e) delivery of relevant management certificates, legal opinions and comfort letters.

Termination:	The Placing Banks may, by prior notice to the Company, terminate this agreement, upon the occurrence of specified events set out in the agreement, including: (a) suspension of, or material limitation in, trading of the Company’s securities on an applicable stock exchange; (b) a general moratorium on commercial banking activities declared by a regulatory authority in Hong Kong, United States, the PRC, Singapore or United Kingdom; (c) material adverse change or development in respect of taxation or other applicable laws and regulations affecting the Transaction.

Shareholder lock-up:	Each of Mr. Guofu Ye and Ms. Yunyun Yang, and their respective controlled corporations that hold Shares, being controlling shareholders of the Company, will give a lock-up undertaking to the Placing Banks. They undertake not to deal in their Shares without the consent of the Placing Banks, commencing from the Agreement Date to 90 days after the Closing Date.

Equity Linked Securities

Issuer:	The Company.

Principal amount:	The aggregate principal amount of the Equity Linked Securities issued is US$550,000,000.

Form and denomination:	Each Equity Linked Security will be denominated in units of US$200,000.

Upon issue, the Equity Linked Securities will be represented by a global certificate registered in the name of a nominee of, and deposited with, a common depositary for Euroclear Bank SA/NV and Clearstream Banking S.A.

Issue price:	100% of the principal amount of the Equity Linked Securities.

Interest:	The Equity Linked Securities will bear interest on their outstanding principal amount from and including January 14, 2025 at the rate of 0.5% per annum, payable semi-annually in arrear.

Exercise Period:	Security Holders may exchange their Equity Linked Securities for cash: (a) at any time on or after January 14, 2031 to the date falling 70 scheduled trading days prior to the Maturity Date (“Initial Exercise Period”); and (b) at any time from the date falling 69 scheduled trading days preceding the Maturity Date to the date falling 10 scheduled trading days preceding the Maturity Date (“Final Exercise Period”), in accordance with the terms of the Equity Linked Securities.

Settlement upon exercise:	Upon exercise by a Security Holder of its Equity Linked Securities, the Security Holder will receive the Cash Settlement Amount, in accordance with the terms of the Equity Linked Securities.

The “Cash Settlement Amount” will be in U.S. dollars and equal to the number of Cash Settled Shares underlying the exercised Equity Linked Securities multiplied by (a) if exercised during the Initial Exercise Period, the volume weighted average price of a Share over a specified period of trading days; or (b) if exercised during the Final Exercise Period, the higher of (i) the applicable Equity Linked Securities Exercise Price, and (ii) the volume weighted average price of a Share over a specified period of trading days, calculated in accordance with the terms of the Equity Linked Securities.

The “Cash Settled Shares” is a notional concept used to calculate the Cash Settlement Amount and no physical Shares will be delivered to Security Holders. The number of Cash Settled Shares is calculated as the principal amount of the Equity Linked Securities divided by the applicable Equity Linked Securities Exercise Price on the exercise date. Based on the initial Equity Linked Securities Exercise Price, the aggregate number of Cash Settled Shares that may be settled in cash upon exercise is 66,407,407.

Equity Linked Securities Exercise Price:	The initial Equity Linked Securities Exercise Price is US$8.2822 (equivalent to HK$64.395) per Share, which represents:

(a)	a premium of 26.14% over the closing price of HK$51.05 per Share quoted on the Stock Exchange on the Agreement Date;

(b)	a premium of 33.38% over the average closing price of HK$48.28 per Share quoted on the Stock Exchange on the five consecutive trading days prior to the Agreement Date; and

(c)	a premium of 36.03% over the average closing price of HK$47.34 per Share quoted on the Stock Exchange on the ten consecutive trading days prior to the Agreement Date.

The initial Equity Linked Securities Exercise Price and the effective exercise price (less the net premium payable under the Call Spread) are each higher than the benchmark price set out under Rule 13.36(5) of the Listing Rules.

The Equity Linked Securities Exercise Price is subject to adjustment upon the occurrence of customary prescribed events (“Adjustment Corporate Actions”), including: consolidation, subdivision or reclassification of Shares, capitalization of profits or reserves, capital distributions, rights issues of Shares or options over Shares, rights issues of other securities, issues at less than current market price, modification of rights of exercise, other offers to shareholders, and other events as stipulated in the terms of the Equity Linked Securities. The Equity Linked Securities Exercise Price may not be reduced such that the effective exercise price for the Equity Linked Securities falls below the benchmark price set out under Rule 13.36(5) of the Hong Kong Listing Rules.

The initial Equity Linked Securities Exercise Price was determined after arm’s length negotiations between the Company and the Placing Banks and calculated based on an agreed premium percentage over the Reference Price.

Maturity Date:	The Equity Linked Securities is expected to mature on January 14, 2032. Upon maturity, the Company will redeem all outstanding Equity Linked Securities (being all those not otherwise redeemed or purchased and cancelled, or exercised) at an amount equal to 100% the principal amount of each Equity Linked Security, plus accrued and unpaid interest, if any, up to (but not including) the Maturity Date.

Redemption:	The terms of the Equity Linked Securities specify circumstances in which the Equity Linked Securities may be redeemed. Upon redemption, the Company will pay a redemption price equal to 100% of the principal amount of the Equity Linked Securities being redeemed, plus accrued and unpaid interest, if any, up to (but not including) the relevant redemption date.

Redemption at the request of Security Holders:

Security Holders may request the Company to redeem some or all of their Equity Linked Securities on January 14, 2028 and January 14, 2030, or in the event of certain fundamental changes.

Redemption by Company:

The Company may redeem all but not part of the Equity Linked Securities in the event of certain changes to tax laws or if less than 10% of the aggregate principal amount of the Equity Linked Securities originally issued remains outstanding at such time.

Voting rights:	No voting rights or other rights of Shareholders are attached to the Equity Linked Securities.

Negative pledge:	So long as any Equity Linked Securities remains outstanding, the Company will not, and the Company will procure that none of its principal subsidiaries will, create, permit to subsist or arise or have outstanding, any encumbrance (being mortgage, charge, pledge, lien or other encumbrance or security interest securing any obligation of any person or any other arrangement with similar economic effect) upon the whole or any part of their respective present or future undertaking, assets or revenues (including any uncalled capital) to secure any Relevant Indebtedness (as defined in the terms of the Equity Linked Securities) or to secure any guarantee of or indemnity in respect of any Relevant Indebtedness unless, at the same time or prior thereto the Equity Linked Securities are secured equally and rateably (i) therewith or by the same encumbrance, (ii) by security which the trustee (as defined in the terms of the Equity Linked Securities) may in its absolute discretion deem not materially less beneficial to the interests of the Security Holders, or (iii) by such other security, guarantee, indemnity or other arrangement as shall be approved by an Extraordinary Resolution (as defined in the terms of the Equity Linked Securities).

Liquidation right:	In the event of liquidation of the Company, the Company may, upon notice by the trustee in accordance with the terms of the Equity Linked Securities, be required to redeem all outstanding Equity Linked Securities (being all those not otherwise redeemed or purchased and cancelled, or exercised) at an amount equal to 100% the principal amount of each Equity Linked Security, plus accrued and unpaid interest, up to (but not including) the notice date.

The Equity Linked Securities will not be offered to any members of the “public” (within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance, Chapter 32 of the Laws of Hong Kong) and will not be registered in Hong Kong or elsewhere (including under the United States Securities Act of 1933). The Security Holders will be outside of the United States and not U.S. persons (as defined under Regulation S of the United States Securities Act of 1933) and will be no less than 6 placees, each of which will be an independent third party of the Company.

ENTRY INTO CALL SPREAD

Following the pricing of the Equity Linked Securities, on January 7, 2025 (before market), the Company and the Call Spread Counterparties entered into the Call Spread. The Call Spread is separate from, but is part and parcel of, the Equity Linked Securities. No Security Holders will have any right under the Call Spread.

The Call Spread will comprise:

(a)	Lower Strike Call: a call option transaction, granted by the Call Spread Counterparties to the Company, exercisable at the discretion of the Company, entitling the Company to (i) the difference , settled in cash, between the Lower Strike Exercise Price and the volume weighted average price per Share over a specified period of trading days, converted to U.S. dollars at the prevailing exchange rate, and multiplied by (ii) the number of Shares underlying the Lower Strike Call being exercised, in accordance with the terms of the Lower Strike Call. The Lower Strike Exercise Price is the applicable Equity Linked Securities Exercise Price at the time of exercise, with the initial Equity Linked Securities Exercise Price being US$8.2822 (equivalent to HK$64.395) per Share.

(b)	Upper Strike Warrant: a call option transaction, granted by the Company to the Call Spread Counterparties, exercisable at the discretion of the Call Spread Counterparties, which if exercised in full, would entitle the Call Spread Counterparties to receive newly allotted and issued Shares equal to or less than the number of Cash Settled Shares (each an “Upper Strike Share”), in accordance with the terms of the Upper Strike Warrant. The Upper Strike Exercise Price is US$13.1317 (equivalent to HK$102.10) per Share. The Upper Strike Exercise Price is based on arm’s length negotiations between the Company and the Call Spread Counterparties and calculated based on an agreed premium percentage over the Reference Price.

The Lower Strike Call and the Upper Strike Warrant will be issued on the Closing Date. The exercise periods for the Lower Strike Call and the Upper Strike Warrant are during the Exercise Period for the Equity Linked Securities. The Call Spread is structured such that the timing, size and economics of the exercises under the Call Spread is able to match the exercises under the Equity Linked Securities, and may be exercised: (a) for the Lower Strike Call, if the Equity Linked Securities are exercised and the Lower Strike Exercise Price is met; and (b) for the Upper Strike Warrant, if the Lower Strike Call is exercised and the Upper Strike Exercise Price is met. Additionally, the Upper Strike Warrant is subject to approval from the Hong Kong Stock Exchange for permission to list and deal in the Upper Strike Shares (see “Listing Application” below).

Based on the maximum number of Cash Settled Shares calculated on the date of this announcement, the issuance of the Upper Strike Shares will be made by the Company pursuant to the 2024 General Mandate. As at the date of this announcement, the maximum number of Upper Strike Shares that may be issued is 66,407,407 Shares (with an aggregate nominal value of US$664.07), representing approximately 5.31% of the total issued and outstanding Shares. Since all Upper Strike Shares will be issued under the 2024 General Mandate, no additional approval is required from Shareholders for the Transaction. All Upper Strike Shares will rank pari passu with all other issued and outstanding Shares and carry the same rights and privileges in all respects as any other class of ordinary share capital of the Company and shall from the date of issue be entitled to all dividends and other distributions declared, paid or made thereon.

The maximum number of Upper Strike Shares issuable corresponds with the maximum number of Cash Settled Shares. In the event of adjustments to the Equity Linked Securities Exercise Price due to Adjustment Corporate Actions, the number of Cash Settled Shares, and in turn, the maximum number of Upper Strike Shares issuable, may be adjusted accordingly. As the Adjustment Corporate Actions are within the Company’s control, if any Adjustment Corporate Action would result in the number of Upper Strike Shares issuable to exceed the 2024 General Mandate, the Company will consult with its Hong Kong legal adviser and ensure that any Upper Strike Share issuance will be made in accordance with the Listing Rules, including convening a general meeting of the Company to approve any potential Upper Strike Share issuances above the 2024 General Mandate as and when required under the Listing Rules such that no share issuance under the Upper Strike Warrant would be made in contravention of the Listing Rules.

Except to affiliates of the Call Spread Counterparties in accordance with the terms of the Call Spread, no rights under either the Lower Strike Call or the Upper Strike Warrant is transferrable or assignable without the consent of the respective option granter. No shareholder rights are attached to the Upper Strike Warrant (including voting at a general meeting of the Company or entitlement to dividend distributions). In the event of liquidation of the Company, the Call Spread will terminate and the Company will owe the Call Spread Counterparties an amount that is expected to reflect the lost value of the outstanding Upper Strike Warrants cancelled, which is expected to be based on the Black-Scholes options pricing model; however, in this unlikely event, the Company expects that there will be little recoverable loss, considering that the Upper Strike Exercise Price is substantially higher than the Reference Price.

Upper Strike Exercise Price

The Upper Strike Exercise Price of US$13.1317 (equivalent to HK$102.10) per Share represents:

(a)	a premium of 100.00% over the closing price of HK$51.05 per Share quoted on the Stock Exchange on the Agreement Date;

(b)	a premium of 111.47% over the average closing price of HK$48.28 per Share quoted on the Stock Exchange on the five consecutive trading days prior to the Agreement Date; and

(c)	a premium of 115.67% over the average closing price of HK$47.34 per Share quoted on the Stock Exchange on the ten consecutive trading days prior to the Agreement Date.

Effect on the shareholding of the Company

For illustration, the shareholding of the Company before and after the issuance of Upper Strike Shares (assuming full exercise, and no other change in the share capital of the Company or the Equity Linked Securities Exercise Price after the date of this announcement) is as follows:

	As at the date of this announcement		Immediately after full exercise of the Upper Strike Warrants
Shareholders	Shares	%	Shares	%
Mr. Guofu Ye(1)	789,541,061	63.17%	789,541,061	59.98%
Call Spread Counterparties	—	—	66,407,407	5.05%
Other Shareholders	460,330,772	36.83%	460,330,772	34.97%
Total(2)	1,249,871,833	100.00%	1,316,279,240	100.00%

Note:

(1)	Mr. Ye is the Executive Director of the Company, and controls, together with his spouse, Ms. Yunyun Yang, these Shares held through YYY MC Limited, YGF MC Limited, and Mini Investment Limited.

(2)	Represents the total issued and outstanding share number of the Company.

(3)	Percentages in this table have been approximated to two decimal places.

LISTING APPLICATION

Application will be made for the listing and quotation of the Equity Linked Securities on the Singapore Stock Exchange.

An application will be made to the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Upper Strike Shares.

The Equity Linked Securities have not been and will not be registered under the United States Securities Act of 1933. The Equity Linked Securities will only be offered outside of the United States, to persons that are not U.S. persons, in an offshore transaction in compliance with Regulation S under the United States Securities Act of 1933.

REASONS FOR THE TRANSACTION

The Equity Linked Securities are issued to raise funds in order to further grow the Company and its operations and to finance the repurchase of its Shares or American depositary shares (each representing four Shares) under the Company’s share repurchase programs (see “Use of Proceeds” below). The Call Spread is generally expected to reduce potential dilution to the Shares and offset cash payments that the Company will be required to make in excess of the principal amount of the Equity Linked Securities upon exercise of the Equity Linked Securities. This will give the Company greater financial flexibility and reduce the risk exposure of the Company to market fluctuations during the tenor of the Equity Linked Securities to a pre-determined range. In particular, the Upper Strike Warrant within the Transaction works to increase the effective exercise price of the issuance of Shares (being the Upper Strike Shares) under the Transaction and simplifies the structure of the Transaction such that the Company may only issue Shares under one avenue, being pursuant to an exercise of the Upper Strike Warrant.

USE OF PROCEEDS

The Company expects to raise total net proceeds of US$457,079,647 (equivalent to HK$3,553,839,963) from the Transaction, after deducting estimated fees, commissions, expenses, and net cost of entry into the Call Spread. The Company plans to use 50% of the net proceeds for overseas store network expansion, supply chain optimization and development, brand building and promotion, additional overseas working capital and other general corporate purposes, and to use another 50% in purchasing the Shares and/or American depositary shares (each representing four Shares) from time to time pursuant to its share repurchase programs. The Company believes that these initiatives will further enhance the Company’s long-term value for Shareholders by supporting growth and expansion, enhancing operational efficiency and demonstrating confidence in the Company’s business fundamentals and commitment to maximize returns for its Shareholders. The net issue price per Upper Strike Share, based on the total net proceeds expected from the Transaction divided by the maximum number of Upper Strike Shares issuable as at this announcement date (assuming exercise in full), is US$6.88 (equivalent to HK$53.52) per Share.

FUNDRAISING ACTIVITIES IN THE LAST 12 MONTHS

The Company has not conducted any equity fundraising activities in the 12 months prior to the date of this announcement.

INFORMATION ABOUT THE PARTIES

MINISO Group is a global value retailer offering a variety of trendy lifestyle products featuring IP design. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized consuming brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Each of the Placing Banks and the Call Spread Counterparties, and their ultimate owners, is independent from the Company and not a connected person of the Company (as defined under the Hong Kong Listing Rules).

WAIVER FROM RULE 13.36(7) AND APPROVAL UNDER 15.02(2) OF THE HONG KONG LISTING RULES

In respect of the Call Spread, the Company has applied for, and has been granted, from the Hong Kong Stock Exchange: (a) a waiver from strict compliance with the requirements under Rule 13.36(7) of the Hong Kong Listing Rules, such that the Company may issue the Upper Strike Shares pursuant the 2024 General Mandate; and (b) approval under 15.02(2) of the Listing Rules, such that the tenor of the Upper Strike Warrant may be 7 years from the date of issuance, on the basis that: (i) the Call Spread is part and parcel of the Equity Linked Securities to enable the Company to raise funds in a form similar to convertible debt securities to achieve a higher effective exercise price. The effective exercise price of the Transaction is higher than the benchmark price set out in Rule 13.36(5) of the Listing Rules in compliance with Rule 13.36(6) of the Listing Rules; (ii) the exercise period of the Upper Strike Warrant shall correspond with the Exercise Period for the Equity Linked Securities; and (iii) based on the large market capitalization of the Company (being approximately HK$61 billion, which is higher than HK$10 billion) and high average daily turnover volume over the last 6 months (being approximately HK$325 million, which is higher than HK$10 million) as of this announcement date, under the Transaction, the Shares would not be susceptible to price manipulation.

INVESTOR HEDGING ARRANGEMENT

Separately from and independent of the Transaction, the Company expects that, in order to facilitate any anticipated hedging activities of the Security Holders, a company controlled by Mr. Guofu Ye, the Executive Director of the Company, as the lender, is expected to lend a certain number of Shares (as borrowed shares) to an affiliate of one of the Placing Banks, as the initial borrower, which in turn is expected to facilitate sales of the borrowed shares in order to facilitate initial hedging by certain Security Holders of the market risk they are exposed with respect to the Equity Linked Securities. The initial borrower will receive all the proceeds from the sale of the relevant Shares. Neither the Company nor the lender will receive any proceeds from the sale of the relevant Shares. The lending arrangement and investor hedging arrangement are separate from and independent of the Transaction.

CONFERENCE CALL

To further respond to any enquiries in relation to the offering of US$550 million Equity Linked Securities with Shareholders, the Company’s management will hold a conference call at 9:30 P.M. Eastern Time on Monday, January 6, 2025 (10:30 A.M. Beijing Time on Tuesday, January 7, 2025). The conference call can be accessed by the following Zoom link or dialing the following numbers:

Access 1

Join Zoom meeting.

Zoom link: https://hsbc.zoom.us/j/95314602051? pwd=sX8vjnASZJk7nndpTp8ZaBwrBQafVb.1#success

Meeting Number: 953 1460 2051

Meeting Passcode: 343471

Access 2

Listeners may access the conference call by dialing the following numbers with the same meeting number and passcode as access 1.

United States: +1 646 518 9805 (or +1 646 876 9923)

Hong Kong, China: +852 5808 6088 (or +852 3002 4428)

France: +33 1 8699 5831 (or +33 1 7037 2246)

Singapore: +65 3158 7288 (or +65 3165 1065)

Canada: +1 438 809 7799 (or +1 204 272 7920)

As completion of the Transaction are subject to the satisfaction of the respective conditions of the relevant transaction, and may or may not materialize, Shareholders and potential investors are urged to exercise caution when dealing in the securities of the Company.

DEFINITIONS

“2024 General Mandate”	the general mandate granted by the Shareholders to the directors of the Company on June 20, 2024 to allot and issue new shares in accordance with Rule 13.36(2)(b) of the Hong Kong Listing Rules; further details are set out in the Company’s circular dated April 16, 2024. As at the date of this announcement, the amount able to be issued by the Company under this general mandate is 72,374,872 Shares, being the aggregate of (a) 5% of the total issued shares on the Company on June 20, 2024 (i.e., 5% of 1,259,282,577 Shares); and (b) the aggregate number of Shares repurchased by the Company between June 20, 2024 and October 18, 2024 (i.e., 9,410,744 Shares)

“Adjustment Corporate Actions”	corporate actions that would result in an adjustment to the Equity Linked Securities Exercise Price in accordance with the terms of the Equity Linked Securities, and each an “Adjustment Corporate Action”

“Agreement Date”	January 6, 2025, being the date of the Subscription Agreement

“Call Spread”	the Lower Strike Call and the Upper Strike Warrant

“Call Spread Counterparties”	UBS AG, London Branch and The Hongkong and Shanghai Banking Corporation Limited

“Cash Settled Amount”	the amount in cash to be paid by the Company following exercise by a Security Holder of its Equity Linked Securities

“Cash Settled Share”	the number of Shares underlying the Equity Linked Securities exercised by a Security Holder during the Exercise Period, which is determined by dividing the aggregate principal amount of the Equity Linked Securities exercised by the Security Holder by the applicable Equity Linked Securities Exercise Price on the exercise date; this is a notional concept used to calculate the Cash Settlement Amount and no physical Shares will be delivered to Security Holders

“Closing Date”	the closing date of the Subscription Agreement; further details are set out in “Issue of Equity Linked Securities – Securities” in this announcement

“Company”	MINISO Group Holding Limited (名創優品集團控股有限公司), a company with limited liability incorporated in the Cayman Islands on January 7, 2020

“Equity Linked Securities Exercise Price”	the initial Equity Linked Securities Exercise Price is US$8.2822 per Share (and subject to adjustment upon the occurrence of Adjustment Corporate Actions); further details are set out in “Issue of Equity Linked Securities – Equity Linked Securities” in this announcement

“Equity Linked Securities”	the cash settled equity-linked securities, to be issued by the Company, as the issuer, and held by the Security Holders, and each an “Equity Linked Security”

“Exercise Period”	the exercise period for Security Holders to exchange their Equity Linked Securities for the corresponding Cash Settled Amount

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended, supplemented, or otherwise modified from time to time

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Lower Strike Call”	the call option granted by the Call Spread Counterparties to the Company; further details are set out in “Entry into Call Spread” in this announcement

“Lower Strike Exercise Price”	the price for the exercise of the Lower Strike Call, which shall equal to the initial Equity Linked Security Exercise Price

“Placing Banks”	UBS AG Hong Kong Branch and The Hongkong and Shanghai Banking Corporation Limited, and each a “Placing Bank”

“Reference Price”	the last closing price of Shares as quoted on the Hong Kong Stock Exchange on the January 6, 2025.

“Security Holders”	holders of Equity Linked Securities

“Share”	the ordinary shares of US$0.00001 each in the share capital of the Company, and each a “Share”

“Shareholders”	holders of Shares, and each being a “Shareholder”

“Subscription Agreement”	the subscription agreement entered into between the Company and the Placing Banks; further details are set out in “Issue of Equity Linked Securities – Securities” in this announcement

“Transaction”	the transactions described in this announcement, being the offering and sale of the Equity Linked Securities and the Call Spread

“United States” or “U.S.”	United Stated of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	U.S. dollars, the lawful currency of the United States

“Upper Strike Exercise Price”	the price for the exercise of the Upper Strike Warrant, which is US$13.1317 per Share

“Upper Strike Share”	Shares allotted and issued under the Upper Strike Warrant, which is expected to be made pursuant to the 2024 General Mandate

“Upper Strike Warrant”	the call option granted by the Company to the Call Spread Counterparties; further details are set out in “Entry into Call Spread” in this announcement

“%”	per cent

In this announcement, amounts denominated in US$ have been translated into HK$ at the rate of US$1 = HK$7.7751; conversion rate and the Hong Kong dollar equivalent is for illustration purposes only.

By Order of the Board of Directors of MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, January 7, 2025

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.